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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. -3-)*

                    First Financial Caribbean Corporation
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                               (NAME OF ISSUER)

                        Common Stock, $1.00 Par Value
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                        (TITLE OF CLASS OF SECURITIES)

                                  320214109
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                                (CUSIP NUMBER)

 Salomon Levis, F.D. Roosevelt Avenue 1159, Puerto Nuevo, Puerto Rico  00920
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 26, 1995
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 320214109                                        Page  2  of  7  Pages
          ---------                                             ---    ---

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Salomon Levis
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]


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3       SEC USE ONLY


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4       SOURCE OF FUNDS*

             No shares are being purchased currently
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


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6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                                  7     SOLE VOTING POWER

                                             448,484
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             12,702
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              448,484
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                              12,702
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             461,186
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.31%
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14      TYPE OF REPORTING PERSON*

             IN
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
                                     * SEE INSTRUCTION BEFORE FILLING OUT!
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                               SCHEDULE 13D ITEMS



ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by Mr. Salomon Levis ("Mr. Levis"), with respect to the Common Stock, $1.00 par value (the "Shares"), of First Financial Caribbean Corporation, a Puerto Rico corporation, having its principal executive offices at 1159 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920 (the "Company") and restates the entire text of said Schedule 13D as required by Rule 13d-2(c) under the Securities Exchange Act of 1934.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     The name of the person filing this Schedule is Salomon Levis.

         (b) Mr. Levis' principal business address is 1159 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920.

         (c) Mr. Levis is the Chairman of the Board and Chief Executive Officer of the Company, a corporation engaged principally in the origination, servicing, purchase and sale of mortgages on single-family houses, and the issuance and sale of various mortgage-backed securities.

         (d) During the past five years, Mr. Levis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Levis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is
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subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Levis is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of January 1, 1990, the Company issued 149,400 Shares to Mr. Levis in exchange for his entering into an agreement with the Company dated November 14, 1988, and the services rendered by Mr. Levis pursuant thereto.

         On January 1, 1991, Mr. Levis received 54,842 shares for services rendered pursuant to an employment agreement with the Company dated February 1, 1990.

         The total amount of funds used by Mr. Levis to acquire on June 28, 1990 and November 12, 1992 the Shares described in the third and fourth paragraphs of Item 5 below was, respectively, $500,000 and $111,000. Mr. Levis used personal funds to effect the purchase of such Shares.

         No additional Shares are being purchased by Mr. Levis currently.

ITEM 4.  PURPOSE OF TRANSACTION

         The 149,000 shares described in Item 5(a) below were acquired by Mr. Levis for personal investment in exchange for services rendered pursuant to an employment agreement with the Company dated November 14, 1988.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of January 10, 1990, Mr. Levis beneficially owned 149,400 shares of Common Stock (51,838 of which Mr. Levis had a right to acquire on February 1, 1990) which constituted 6.01% of
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the 2,485,230 shares of Common Stock outstanding at January 2, 1990.

         Mr. Levis received 54,842 Shares on January 1, 1991 in exchange for services rendered by him pursuant to the terms of his employment agreement with the Company dated as of January 1, 1990. Mr. Levis did not pay any additional consideration for said Shares. As of February 1, 1991, Mr. Levis was the beneficial owner of 204,242 Shares which constituted 8.00% of the 2,567,860 Shares outstanding as of such date.

         On June 28, 1991 Mr. Levis purchased 50,000 shares of the Company's
10 1/2% Cumulative Convertible Preferred Stock, Series A, $1.00 par value (the "Series A Preferred Stock") pursuant to the exercise of rights distributed by the Company to the holders of its Common Stock. Prior to the stock split described below, each share of Series A Preferred Stock was convertible at the option of the holder at any time at a conversion price of $10 per share (equivalent to a ratio of one share of Common Stock for each share of Series A Preferred Stock) subject to adjustment under certain conditions. As of June 28, 1991, Mr. Levis owned 204,242 Shares (not including 6,351 Shares owned by Mr. Levis' wife at that time) or approximately 7.95% of the 2,567,860 Shares outstanding as of such date.

         On November 12, 1992, Mr. Levis acquired 6,000 Shares in a public underwritten offering at a price of $18.50 per Share.

         On December 10, 1993, Mr. Levis received 216,593 Shares (including 6,351 Shares received by his spouse) as part of a 2-for-1 stock split of the Company's Common Stock. As a result of the stock split, the conversion price of the Series A Preferred Stock was adjusted to $5.00 per share (equivalent to a ratio of two shares of Common Stock for each share of Series A Preferred
Stock).

         As of May 26, 1995, Mr. Levis owned 361,186 Shares or approximately 5.01% of the 7,204,708 Shares outstanding as of March 31, 1995. This amount includes 12,702 Shares owned by Mr. Levis' wife. In addition, if Mr. Levis were to convert all the shares of Series A Preferred Stock owned by him, he would own 461,186 Shares or approximately 6.31% of the then outstanding Shares.

         The inclusion of the 12,702 Shares owned by Mr. Levis' spouse in this
Schedule 13D shall not be construed as an admission that Mr. Levis is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

         (b) Except for the 12,702 Shares owned by Mr. Levis' spouse, Mr. Levis has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all
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Shares owned by him, subject to the community property laws of the Commonwealth of Puerto Rico.

         (c) On May 26, 1995, Mr. Levis sold 72,000 Shares in the open market pursuant to Rule 144 of the Securities Act of 1933 at a price of $13.75 per Share. Other than such sale, Mr. Levis did not conduct any transaction in Shares during the past 60 days.

         (d)     Not applicable.


         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements or understandings between Mr. Levis and any other person with respect to any Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.1 - Agreement dated November 14, 1988 between Mr. Salomon Levis and First Financial Caribbean Corporation.*

         Exhibit 1.2 - Employment Agreement between First Financial Caribbean Corporation and Mr. Salomon Levis, dated as of January 1, 1990 (incorporated by reference to Part III, Item 10.1 of the Exhibits to the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-17224).*




- -----------------------
         * Previously filed with original Schedule 13D and Amendment No. 1 to this Schedule 13D.
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                                       5


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              By:  /s/ Salomon Levis
                                                  ------------------
                                                       Salomon Levis


Date: June 4, 1995